

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Kenneth Siegel
Chief Executive Officer
SenesTech, Inc.
23460 N 19th Ave., Suite 110
Phoenix, Arizona 85027

> **Re: SenesTech, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 24, 2022**
> **File No. 333-267991**

Dear Kenneth Siegel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Katherine Beck, Esq.